Boot Barn Holdings, Inc.
15776 Laguna Canyon Road

Irvine, CA  92618

October 27, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    John Reynolds

Adam F. Turk

RE:                                                                          Boot Barn Holdings, Inc.

Registration Statement on Form S-1

SEC File No. 333-199008

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Boot Barn Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 4:00 pm Eastern Time, on Wednesday, October 29, 2014 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by Timothy R. Rupp of Bingham McCutchen LLP or me.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact Timothy R. Rupp at (714) 830-0669 of Bingham McCutchen LLP, counsel to the Company.

Please contact Timothy R. Rupp as soon as the Registration Statement has been declared effective.

Sincerely,

BOOT BARN HOLDINGS, INC.

/s/ Paul Iacono
Name:	Paul Iacono
Title:	Chief Financial Officer and Secretary

cc:                                Timothy R. Rupp, Bingham McCutchen LLP

Johnny Skumpija, Cravath, Swaine & Moore LLP